EX-99(h)(6)(B)

Schedule A

Scout International Fund

Scout Emerging Markets Fund

Scout Global Equity Fund

Scout Mid Cap Fund

Scout Small Cap Fund

Scout Unconstrained Bond Fund

Scout Core Bond Fund

Scout Core Plus Bond Fund

Scout Low Duration Bond Fund

Schedule B

Compensation pursuant to Paragraph VII of this Agreement shall be calculated in accordance with the following schedules:

Name of Fund	Annual Fee Rate (% of average daily net assets)
Scout International Fund	0.05%
Scout Emerging Markets Fund	0.05%
Scout Global Equity Fund	0.05%
Scout Mid Cap Fund	0.05%
Scout Small Cap Fund	0.05%
Scout Unconstrained Bond Fund	0.05%
Scout Core Bond Fund	0.05%
Scout Core Plus Bond Fund	0.05%
Scout Low Duration Bond Fund	0.05%

ATTEST:
Scout Funds		Scout Investments, Inc.
By:	/s/ Andrew J. Iseman	By:	/s/ Andrew J. Iseman
	Name: Andrew J. Iseman Title: President Date: October 28, 2013		Name: Andrew J. Iseman Title: CEO Date: October 28, 2013